FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Holland, William R.	2. Issuer Name and Ticker or Trading Symbol Goodrich Corporation - GR		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Goodrich Corporation 2730 West Tyvola Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/01/02
(Street) Charlotte, NC 28217		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Phantom Stock Dividend	01/02/02	01/02/02	A	V	17.4322	A	26.1900		D
Phantom Stock	03/28/02	03/28/02	A	V	196.7574	A	31.7650		D
Phantom Stock Dividend	04/01/02	04/01/02	A	V	16.5674	A	31.7400		D
Phantom Stock(1)	06/03/02	06/03/02	A	V	92.2115	A	32.03		D
Phantom Stock	06/28/02	06/28/02	A	V	228.1022	A	27.40		D
Phantom Stock Dividend	07/01/02	07/01/02	A	V	16.4368	A	26.9850		D
Phantom Stock	09/30/02	09/30/02	A		331.0381	A	18.88		D
Phantom Stock Dividend	10/01/02	10/01/02	A		25.0674	A	19.645	2818.3765(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Dividend	1-for-1	01/02/02	01/02/02	A	V	28.4624				Phantom Shares	28.4624	26.1900		D
Phantom Stock Dividend	1-for-1	04/01/02	04/01/02	A	V	23.7322				Phantom Shares	23.7322	31.7400		D
Phantom Stock Dividend	1-for-1	04/16/02	04/16/02	A	V	1494.7683				Phantom Shares	1494.7683	33.4500		D
Phantom Stock(3)	1-for-1	06/03/02	06/03/02	A	V	184.7079				Phantom Shares	184.7079	32.03		D
Phantom Stock Dividend	1-for-1	07/01/02	07/01/02	A	V	32.9243				Phantom Shares	32.9243	26.9850		D
Phantom Stock Dividend	1-for-1	10/01/02	10/01/02	A		45.5612				Phantom Shares	45.5612	19.645	4520.8031(4)	D

Explanation of Responses:

(1) Reflects an increase in the number of phantom stock units held by the reporting person pursuant to the antidilution provisions of Goodrich Corporation's Director's Deferred Compensation Plan.
(2) The phantom stock units were accrued under Goodrich Corporation's Director's Deferred Compensation Plan and are to be settled in stock only upon the reporting person's retirement.
(3) Reflects an increase in the number of phantom stock units held by the reporting person pursuant to the antidilution provisions of Goodrich Corporation's Outside Director's Phantom Share Plan.
(4) The phantom stock units were accrued under Goodrich Corporation's Outside Director's Phantom Share Plan and are to be settled in cash only upon the reporting person's retirement.

By: /s/ /s/ William R. Holland William R. Holland **Signature of Reporting Person	10/01/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.